LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COMDIRECT E-MAIL:LANTHONY@LEGALANDCOMPLIANCE.COM

June 21, 2012

VIA ELECTRONIC EDGAR FILING

Michael R. Clampitt, Senior Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Omega Commercial Finance Corporation

Registration Statement on Form S-1/A

Filed May 24, 2012

File No. 333-180443

Dear Mr. Clampitt:

We have electronically filed herewith on behalf of Omega Commercial Finance Corporation (the “Registrant”) Amendment No. 2 to the above-referenced Form S-1/A.  This Amendment No. 2 is marked with  tags to show changes made from the previous filings.  In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Jon S. Cummings, IV dated June 4, 2012.  We trust you shall deem this Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. We note that your financial statements were stale on May 15, 2012. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide updated financial statements in your next amendment. Please also provide an updated consent from your independent accountant in your next pre-effective amendment. We will continue our review, including any current open and outstanding comments, when you submit your next amendment. Please consider the need to provide any updated or relevant information to our outstanding comments in your next amendment.

Response 1: We have revised our disclosure to include the March 31, 2012 financial statements and an updated consent from our independent accountant.

Prior Comment 3

Comment 2. We note your response and restate the comment to provide a legal analysis of your 2009 eligibility to deregister under Section 12 and to cease filing Exchange Act reports with the Commission. Also explain why the company believed it was properly deregistered given the facts and the requirements for deregistration. If the company now believes it was not eligible to deregister, discuss how the company has addressed or remedied this breach.

Response 2.  Per my conversation with Jessica Livingston, the company has acknowledged that it will remedy this issue upon effectiveness of this registration statement on Form S-1 and contemporaneous filing of the Form 8-A by complying with the requirements of a ’34 Act reporting company and filing all reports required thereunder.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Michael R. Clampitt, Senior Counsel

Securities and Exchange Commission

June 19, 2012

The circumstances that led to the improper deregistration on Form 15 was based on the advice of then company legal counsel - David M. Rees, Esq.  of Vincent & Rees, LC.  The Company’s dire financial circumstances and costs associated with being a public company prompted it to seek deregistration.  The company consulted its legal counsel, whose advice it routinely followed, who advised the company to sign and file the Form 15 as prepared by then counsel.

Prior Comment 23

Comment 3. We note the filed draft legal opinion. Please file a dated opinion in the next amendment.

Response 3. The Company has filed herewith the requested legal opinion.

Please note that the Company has further amended the Form S-1/A to include registration of 2 million shares of common stock owned by Jon S. Cummings, IV

Finally, we acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:  /s/ Laura Anthony

Laura Anthony, Esq.

Omega Commercial Finance Corporation

By:  /s/ Jon S. Cummings, IV

Name:  Jon S. Cummings, IV

Title:  Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832